UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)

TAT TECHNOLOGIES LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.90 per share
(Title of Class of Securities)

M8740S-22-7
(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40184 10 9

1	NAME OF REPORTING PERSON: Isal Amlat Investments (1993) Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,263,508 Ordinary Shares *
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 4,263,508 Ordinary Shares *
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,263,508 Ordinary Shares *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.11% **
14	TYPE OF REPORTING PERSON: CO

* Isal Amlat Investments (1993) Ltd. (“Isal Investments”) is the beneficial owner of 4,263,508 ordinary shares of TAT Technologies Ltd. (the “Issuer”). Isal Investments is the beneficial owner of 79.26% of the ordinary shares of TAT Industries Ltd. (“TAT Industries”), which shares are held by its wholly owned subsidiary, Isal Industries (1994) Ltd. (“Isal Industries”). TAT Industries directly holds 3,618,508 ordinary shares of the Issuer. In addition, Isal Investments is the beneficial owner of 645,000 ordinary shares of the Issuer held by Isal Industries.

**Based on 6,547,671 ordinary shares that the Issuer advised were issued and outstanding as of August 4, 2008.

CUSIP No. M40184 10 9

1	NAME OF REPORTING PERSON: Isal Amlat Industries (1994) Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,263,508 Ordinary Shares *
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 4,263,508 Ordinary Shares *
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,263,508 Ordinary Shares *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.11% **
14	TYPE OF REPORTING PERSON: CO

* Isal Investments is the beneficial owner of 4,263,508 ordinary shares of TAT Technologies Ltd. (the “Issuer”). Isal Investments is the beneficial owner of 79.26% of the ordinary shares of TAT Industries Ltd. (“TAT Industries”), which shares are held by its wholly owned subsidiary, Isal Industries. TAT Industries directly holds 3,618,508 ordinary shares of the Issuer. In addition, Isal Investments is the beneficial owner of 645,000 ordinary shares of the Issuer held by Isal Industries.

**Based on 6,547,671 ordinary shares that the Issuer advised were issued and outstanding as of August 4, 2008.

CUSIP No. M40184 10 9

1	NAME OF REPORTING PERSON: TAT Industries Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,618,508 Ordinary Shares*
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 3,618,508 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,618,508 Ordinary Shares *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 55.26% **
14	TYPE OF REPORTING PERSON: CO

* Isal Investments is the beneficial owner of 4,263,508 ordinary shares of TAT Technologies Ltd. (the “Issuer”). Isal Investments is the beneficial owner of 79.26% of the ordinary shares of TAT Industries Ltd. (“TAT Industries”), which shares are held by its wholly owned subsidiary, Isal Industries. TAT Industries directly holds 3,618,508 ordinary shares of the Issuer. In addition, Isal Investments is the beneficial owner of 645,000 ordinary shares of the Issuer held by Isal Industries.

**Based on 6,547,671 ordinary shares that the Issuer advised were issued and outstanding as of August 4, 2008.

        This Amendment No. 11 to the Statement on Schedule 13D/A dated June 15, 2004 is being filed to amend the Schedule 13D filings of TAT Industries Ltd. to reflect a change in control of TAT Technologies Ltd. (the “Issuer”)‘s controlling shareholder, TAT Industries.

Item 1.	Security and Issuer.

        This statement on Schedule 13D/A (the “Statement”) relates to the ordinary shares, NIS 0.90 par value per share (the “Ordinary Shares”) of TAT Technologies, an Israeli corporation (the “Issuer”). The address of the principal executive office of the Issuer is Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel.

Item 2.	Identity and Background.

        ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

        Isal Investments is a holding company incorporated under the laws of the State of Israel. The address of Isal Investments’ principal executive offices is Medinat Hayehudim 85, Herzelya Pituach, 46140, Israel.

        Isal Industries, a wholly owned subsidiary of Isal Investments, is a holding company incorporated under the laws of the State of Israel. The address of Isal Industries’ principal executive offices is Medinat Hayehudim 85, Herzelya Pituach, 46140, Israel.

        TAT Industries is a holding company incorporated under the law of the State of Israel, whose shares are traded on the Tel Aviv Stock Exchange. The address of TAT Industries’ principal executive offices is Re’em Industrial Park, Neta Boulevard, Bnei Ayish 79485, Israel.

        During the last five years, none of Isal Investments, Isal Industries, TAT Industries or, any of the directors and executive officers of the respective corporations listed on Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

        The purchase price paid by Isal Investments through its subsidiary, Isal Industries, for the acquisition of 1,952,954 ordinary shares of TAT Industries in private transactions and on the Tel Aviv Stock Exchange or (“TASE”), as described in Item 4 below, was approximately $36,146,360. The consideration for the purchase of the ordinary shares of TAT Industries was funded through a credit line.

        The purchase price paid by Isal Investments through its subsidiary, Isal Industries, for the acquisition of 645,000 ordinary shares of the Issuer in private transactions, as described in Item 4 below, was approximately $13,698,630. The consideration for the purchase of the ordinary shares of the Issuer was funded through a credit line.

        The purchase price paid by TAT Industries for the acquisition of 494,358 ordinary shares of the Issuer on the TASE and on the NASDAQ Stock Market pursuant to a stock purchase program announced in March 2008, as described in Item 4 below, was approximately $4,789,383. The consideration for the purchase of such ordinary shares was funded through a credit line.

Item 4.	Purpose of Transaction.

        ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

        On December 19, 2007, Isal Investments, through its subsidiary, Isal Industries, purchased the controlling interest in TAT Industries, the Issuer’s controlling shareholder. Mr. Shlomo Ostersetzer, the former Chairman of the Issuer’s Board of Directors and its former President, and Mr. Dov Zeelim, the former Vice Chairman of the Issuer’s Board of Directors and its former Chief Executive Officer, directly and through companies wholly owned by them, sold an aggregate of 1,345,601 ordinary shares of TAT Industries, or 54.61% of its then outstanding ordinary shares, to Isal Investments through its subsidiary, Isal Industries, at a price of approximately $20.08 per share. On January 31, 2008 Isal Investments, through its subsidiary, Isal Industries, purchased an additional 142,855 ordinary shares of TAT Industries, or 5.8% of its then outstanding ordinary shares, from Mr. Dov Zeelim, at a price of approximately $13.79 per share. The agreement between Isal Investments and Mr. Zeelim, as amended on December 31, 2007, provided Mr. Zeelim with a put option with respect to 102,856 ordinary shares of TAT Industries then held by him that was exercisable after January 1, 2010. Pursuant to an agreement between Isal Investments and Mr. Zeelim entered into in May 2008 in connection with Mr. Zeelim’s resignation as Chief Executive Officer of the Issuer, Mr. Zeelim exercised his put option on June 12, 2008 and the 102,856 ordinary shares subject to the option were purchased by Isal Investments through its subsidiary, Isal Industries, at a price of approximately $24.17 per share.

        On December 24, 2007, Isal Investments through its subsidiary, Isal Industries, purchased 361,642 ordinary shares of TAT Industries, or 14.67% of its then outstanding ordinary shares, on the TASE, at a price of approximately $12.90 per share.

        On December 19, 2007, Isal Investments purchased 600,000 ordinary shares or 9.2% of the Issuer’s then outstanding ordinary shares, from Ta-Top Limited Partnership (“TA-Top”), a wholly-owned subsidiary of Ta-Top Ltd., an Israeli private company wholly-owned by FIMI Opportunity Fund (“FIMI”), at a price of approximately $21.00 per share. The agreement between Isal Investments and Ta-Top also provided for a mutual put and call option exercisable after one year with respect to the remaining 241,443 ordinary shares of the Issuer (approximately 3.7% of the Issuer’s outstanding shares) beneficially held by FIMI.

        On December 19, 2007, Isal Investments through its subsidiary, Isal Industries, purchased an additional 45,000 ordinary shares of the Issuer from Mr. Dov Zeelim, at a price of approximately $20.29 per share.

        On July 17, 2008, Isal Investments and Ta-Top entered into an amendment to their agreement, according to which 141,443 ordinary shares of the Issuer held by Ta-Top will be purchased by Isal Investments in December 2008 at a price per share of $19.343. Ta-Top will retain a put option to sell its remaining 100,000 ordinary shares of the Issuer to Ta-Top for a one month period, starting on December 20, 2009. In the event that Ta-Top does not exercise this option, Isal Investments will have a call option to purchase the remaining 100,000 ordinary shares for a one month period starting on January 21, 2010. The exercise price of the call and put options will be $19.343 per share, with interest as provided in the agreement.

        As a result of the above mentioned transactions, Isal Investments is currently the beneficial holder of 65.11% of the Issuer’s outstanding shares, of which 9.85% of such shares are held by it through its wholly owned subsidiary, Isal Industries, and 55.26% of such shares are held directly by TAT Industries.

        In March 2008, the board of directors of TAT Industries, authorized TAT Industries to purchase up to NIS 20 million (approximately $5.8 million) of the Issuer’s ordinary shares through July 2008. Through July 24, 2008, TAT Industries has purchased 494,358 ordinary shares, or 7.6% of the Issuer’s ordinary shares.

Item 5.	Interest in Securities of the Issuer.

    (a)        Isal Investments, Isal Industries and TAT Industries are the beneficial owners of 3,618,508 ordinary shares of the Issuer held by TAT Industries, which constitute approximately 55.26% of the 6,547,671 ordinary shares that the Issuer advised were issued and outstanding as of August 4, 2008.

        Isal Investments and Isal Industries are the beneficial owners of 645,000 ordinary shares of the Issuer held by them, which constitute approximately 9.85% of the 6,547,671 ordinary shares that the Issuer advised were issued and outstanding as of August 4, 2008.

    (b)        Isal Investments, Isal Industries and TAT Industries have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 3,618,508 ordinary shares of the Issuer held by TAT Industries.

        Isal Investments and Isal Industries have shared power to vote or direct the vote and the sole power to dispose or direct the disposition of the 645,000 ordinary shares of the Issuer held by it.

    (c)        The following table sets forth all the transactions in the ordinary shares of the Issuer effected by TAT Industries during the past sixty days. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange and the NASDAQ Stock Market.

Date of Purchase by TAT Industries	Number of Shares of Class A Stock Purchased	Price Per Share*

03.25.2008	1,150	$8.87
03.25.2008	1,870	$8.88
03.25.2008	1,100	$8.90
03.25.2008	64	$8.92
03.25.2008	4,941	$8.97
03.25.2008	8,998	$9.22
03.25.2008	15,000	$9.23
03.25.2008	90,000	$9.25
03.25.2008	306	$9.38
03.25.2008	60	$9.40
03.25.2008	76,511	$9.54
03.26.2008	80	$9.88
03.26.2008	80	$9.86
03.26.2008	174,348	$10.13
03.26.2008	250	$9.99
03.26.2008	3,700	$9.93
03.26.2008	900	$9.87
03.27.2008	5,000	$8.29
04.01.2008	100,000	$9.68
04.01.2008	10,000	$9.59

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Isal Investments is a party to a an agreement and an amendment to such agreement with TA- Top dated November 14, 2007 and July 17, 2008 respectively.

Items 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Agreement between Isal Investments (1993) Ltd. and Ta-Top Limited Partnership dated November 14, 2007

Exhibit 3	Amendment to Agreement between Isal Investments (1993) Ltd. Ta-Top Limited Partnership dated July 17, 2008

SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 11 to the Statement is true, complete and correct.

Date: August 7, 2008

Isal Amlat Investments (1993) Ltd. By: /s/ Eran Saar —————————————— Eran Saar Chief Executive Officer

Isal Amlat Industries (1994) Ltd. By: /s/ Eran Saar —————————————— Eran Saar Director

TAT Industries Ltd. By: /s/ Shmuel Fledel —————————————— Shmuel Fledel Chief Executive Officer

Schedule 1

List of Officers and Directors

Isal Amlat Investments (1993) Ltd.

Name	Position
Giora Inbar	Chairman of the Board of Director
Amos Sapir	Director
Jaime Shulman	Outside Director
Alexander Patishi	Outside Director
Daniella Yaorn Zolelr	Director
Eran Saar	Chief Executive Officer
Eitan Finkelstein	Chief Executive Officer Maof Non- Ferrous Metals Ltd. and Finkelstein Metals Ltd.
Shmuel Fledel	Chief Executive Officer TAT Industries Ltd. and TAT Technologies Ltd.

Isal Amlat Industries (1994) Ltd.

Name	Position
Eran Saar	Director

TAT Industries Ltd.

Name	Position
Giora Inbar	Chairman of the Board of Director
Shmuel Fledel	Chief Executive Officer
Itamar Shani	Outside Director
Yeshaayahu Perl	Outside Director
Eran Saar	Director
Daniella Yaorn Zolelr	Director
Avraham Ortal	Director
Shaul Menachem	President and Chief Executive Officer of Limco- Piedmont Inc.

Exhibit 1

JOINT FILING AGREEMENT

        The undersigned hereby agree that the attached Statement on Schedule 13D/A relating to the Ordinary Shares, par value NIS 0.90 per share of Tat Technologies Ltd. is filed on behalf of each of them.

Date: August 7, 2008

Isal Amlat Investments (1993) Ltd. By: /s/ Eran Saar —————————————— Eran Saar Chief Executive Officer

Isal Amlat Industries (1994) Ltd. By: /s/ Eran Saar —————————————— Eran Saar Director

TAT Industries Ltd. By: /s/ Shmuel Fledel —————————————— Shmuel Fledel Chief Executive Officer

Exhibit 2

AGREEMENT

          THIS AGREEMENT (this “Agreement”) is entered into as of November 14, 2007 (the “Effective Date”), by and between TA-TOP Limited Partnership (the “Partnership”) and ISAL AMLAT Investments (1993) Ltd. in its behalf and on behalf of entities controlled by it (the “Purchaser”).

          WHEREAS, TAT Technologies Ltd. (the “Company”) is a public Israeli company whose shares (“Ordinary Shares”) are traded on the NASDAQ Stock Exchange and the TASE; and

          WHEREAS, the Partnership holds 841,443 Ordinary Shares of the Company;

          WHEREAS, the Purchaser desires to purchase from the Partnership and the Partnership desires to sell to the Purchaser 600,000 Ordinary Shares (the “Purchased Shares”) in accordance with the terms and conditions set forth herein;

          WHEREAS, following the sale of the Purchased Shares, the Purchaser is prepared to grant the Partnership a Put Option and the Partnership is prepared to grant to the Purchaser a Call Option (all as defined below), all in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, the parties hereto agree as follows:

1.

Sale of the Purchased Shares. Subject to the terms and conditions contained herein, at the Closing (as defined below), the Partnership shall sell to the Purchaser and the Purchaser shall purchase from the Partnership the Purchased Shares, free and clear of any and all Encumbrances, at a price per Purchased Share of NIS 84.00 (the “Price Per Share”) and an aggregate purchase price of NIS 50,400,000 Million (the “Purchase Price”).

For the purpose of this Agreement “Encumbrances” shall mean: with respect to any form of asset: liens, pledges, hypothecations, security interests, easements, claims, charges, mortgages;

2.	Transactions at Closing; Deliverables. The closing of the transactions set forth herein (the “Closing”) shall be conditioned and contingent upon:

	a.	The procurement of the approval of the Controller of Restrictive Trades as per the Agreements executed between Purchaser and each of Messrs. Shlomo Osterzetzer and Dov Zeelim;

b.

The procurement by Limco Pidemont Inc. (“Limco”) from the Federal Aviation Administration (“FAA”) or from Limco’s legal counsel that the transfer of the shares of TAT Industries Ltd., as per the Agreements executed between Mr. Shlomo Osterzetzer and Dov Zeelim does not invalidate the authorizations given by FAA.

Should the foregoing precedent conditions will not be completed within 45 days from the date hereof then this Agreement shall terminate and become null and void with no liability of either of the Party to the other Party: provided however that each of the Parties may, by delivering a written notice to the other Party to that effect, extend the foregoing period of 45 days by a total of 30 additional days.

The Closing shall be within three days from the date on which the aforesaid conditions precedent have been satisfied. At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents have been delivered:

(1)	The Partnership shall deliver to the Purchaser the Purchased Shares, free and clear of any and all Encumbrances.

(2)	The Purchaser shall transfer to the bank account of the Partnership the Purchase Price. The Purchase Price shall be paid in NIS by wire transfer of immediately available funds.

3.

Representations and Warranties. The representations and warranties herein contained shall be true and correct as of the date hereof and on, and as of, the Closing Date with the same force and effect as if made on, and as of, that date.

	(a)	Representations and Warranties of the Partnership. The Partnership hereby represents and warrants to the Purchaser as follows:

	(1)	Ownership of Purchased Shares. It is the beneficial and record owner and holder of the Purchased Shares and owns such Purchased Shares free and clear of any and all Encumbrances.

(2)

Authorization; Binding Authority; Enforceability. That it has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by it, and constitutes a legal, valid and binding obligation of the Partnership, enforceable against it in accordance with its terms. No provisions of any applicable law or regulation, or any order or decree of any court or Governmental body have been or will be violated by the execution and delivery of this Agreement or by the consummation of the transactions contemplated hereby. No authorization, approval or consent of, or filing with, any Governmental or official body is required of the Partnership in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(b)

Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants that it has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, to consummate the transactions contemplated hereby, and to purchase the Purchased Shares from the Partnership pursuant to the provisions of this Agreement. This Agreement has been duly executed and delivered by the Purchaser, and constitutes the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms. No provisions of any applicable law or regulation, or any order or decree of any court any court or Governmental body or any agreement to which Purchaser is a party of by which it is bound have been or will be violated by the execution and delivery of this Agreement or by the consummation of the transactions contemplated hereby. As of the Closing no authorization, approval or consent of, or filing with, any Governmental or official body will be required of the Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. The Purchaser acknowledges and confirms that other than as specifically state above, it is purchasing the Purchased Shares on an “As-Is” basis, without any representation by the Partnership with respect to the Company or its business.

4.	Post Effective Date Covenants.

As of the Closing, each of Mr. Ishay Davidi and Mr. Gillon Beck shall resign from the Company’s Board of Directors and the Board of Directors of Company’s subsidiaries, as applicable;

5.	Put Option.

5.1

The Purchaser hereby grants the Partnership the right (the “Put Option”), effective as of the Closing and exercisable at any time during the Exercise Period (as defined below), but at a single transaction, to cause the Purchaser to purchase all or any part of the Ordinary Shares of the Company held by the Partnership (provided however that the Partnership will not purchase additional Ordinary Shares until the termination of the Exercise Period), on the date the option is exercised in accordance with this Agreement but in no event more than 241,443 Ordinary Shares of the Company (the “Option Shares”) as the Partnership may specify, in its sole discretion, in the Put Option Notice of Exercise (as defined below), at the Put Option Closing (as defined below), at a price per share (the “Put PPS Consideration”) that equals $19.343 (i.e., $21.00 discounted by a per share amount of US$ 1.6567), which represents an aggregate discount of US$ 400,000 in the event all 241,443 Ordinary Shares are to be sold pursuant to the Put Option. Such Put Option may be exercisable by the Partnership at any time during the Exercise Period.

5.2

Exercise Period. The Exercise Period, in which the Put Option may be exercised by the Partnership, shall commence on the first anniversary of the Closing and shall continue for a period of 30 days thereafter (the “Exercise Period”).

5.3

Exercise of the Put Option. The Put Option is exercisable by delivery (once) of a written notice of exercise to the Purchaser (the “Put Option Notice of Exercise”), such Put Option Notice of Exercise to be delivered to the Purchaser by no later than 8:00 p.m. (Israel time) on the last day of the Exercise Period.

5.4

Put Option Closing. The purchase and sale of the Option Shares following the exercise of the Put Option, if exercised, shall take place at a closing (the “Put Closing”) to be held at the offices of Naschitz, Brandes & Co., 5 Tuval Street, Tel Aviv, Israel at 10:00 a.m. local time at 5 Tuval Street, Tel-Aviv, on a date which is three (3) business days following the fulfillment of the conditions set forth in Section 5.5 below, or such other date, time and place as the parties may mutually agree, but in any case, not later than fourteen (14) days following the issuance of the Put Option Notice of Exercise.

5.5

Transactions at Put Closing. At the Put Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

		(1)	The Partnership shall transfer to the Purchaser the Option Shares being purchased free and clear of any and all Encumbrances.

(2)

The Purchaser shall transfer to the Partnership an amount equal to the Put PPS Consideration multiplied by the number of Option Shares being purchased from the Partnership. Such amount shall be transferred by wire transfer of immediately available funds in United States Dollars.

(3)

The delivery of the Option Shares to the Purchaser at the Put Closing shall constitute a representation and warranty by the Partnership that as of the Put Closing it is the record and beneficial owner and holder of, and has good and valid title to, the Option Shares, free and clear of any and all Encumbrances.

5.6

No Restrictions. For the avoidance of doubt, until the end of the Exercise Period, the Partnership shall be entitled to sell or otherwise dispose of any Ordinary Shares of the Company held by it (including, for the avoidance of doubt, the Option Shares) without any restrictions.

6.	Call Option.

6.1

The Partnership hereby grants the Purchaser the right (the “Call Option”), effective as of the Closing and exercisable at a single transaction any time during one month following the termination of the Exercise Period, (the “Call Exercise Period”) to purchase all or part of the Option Shares as the Purchaser may specify, in its sole discretion, in the Call Option Notice of Exercise (as defined below), at the Call Option Closing (as defined below), at a price per share that equals the Put PPS Consideration (the “Call PPS Consideration”). Such Call Option may be exercisable by the Purchaser at any time during the Call Exercise Period.

6.2

Exercise of the Call Option. The Call Option is exercisable by delivery (once) of a written notice of exercise to the Partnership (the “Call Option Notice of Exercise”), such Call Option Notice of Exercise to be delivered to the Partnership by no later than 8:00 p.m. (Israel time) on the last day of the Call Exercise Period.

6.3

Call Option Closing. The purchase and sale of the Option Shares following the exercise of the Call Option, if exercised, shall take place at a closing (the “Put Closing”) to be held at the offices of Naschitz, Brandes & Co., 5 Tuval Street Tel Aviv, Israel at 10:00 a.m. local time at 5 Tuval Street, Tel-Aviv, on a date which is three (3) business days following the fulfillment of the conditions set forth in Section 6.4 below, or such other date, time and place as the parties may mutually agree, but in any case, not later than fourteen (14) days following the issuance of the Call Option Notice of Exercise.

6.4

Transactions at Call Closing. At the Call Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

		(1)	The Partnership shall transfer to the Purchaser the Option Shares being purchased free and clear of any and all Encumbrances.

(2)

The Purchaser shall transfer to the Partnership an amount equal to the Call PPS Consideration multiplied by the number of Option Shares being purchased from the Partnership. Such amount shall be transferred by wire transfer of immediately available funds in United States Dollars.

(3)

The delivery of the Option Shares to the Purchaser at the Put Closing shall constitute a representation and warranty by the Partnership that as of the Put Closing it is the record and beneficial owner and holder of, and has good and valid title to, the Option Shares, free and clear of any and all Encumbrances.

6.	Miscellaneous.

(1)

Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected hereby.

(2)

Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the appropriate court in Tel-Aviv, Israel, and agrees not to assert any objections to the jurisdiction thereof.

(3)

Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. Except for an assignment as part of a security interest, none of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of each party to this Agreement.

(4)

Entire Agreement; Amendment and Waiver. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the parties to this Agreement.

(5)

Notices, etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to the Purchaser:	ISAL AMLAT Investments (1993) Ltd.
85 Medinat Hayehudim St. Herzelia
Tel: 09-9701801
Phone: 09-9701889
if to the Partnership:	TA-TOP Limited Partnership
c/o TA-TEK Ltd, its general partner

c/o FIMI 2001 Ltd.
“Rubinstein Hous”
37 Petach Tikva Road
Tel: 03-5652244
Fax: 03-5652245

With Copy to
Sharon Amir, Adv.
Naschitz, Brandes & Co.
5 Tuval Street
Tel Aviv 67897
Israel
Facsimilia: +972-3-623-5021

or such other address with respect to a party as such party shall notify the other party in writing as above provided. Any notice sent in accordance with this sub Section 6 shall be effective (i) if mailed, seven (7) business days after mailing, (ii) if sent by messenger, upon delivery to the above-referenced address, and (iii) if sent via via telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

(6)

Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise, afforded to any of the parties, shall be cumulative and not alternative.

(7)

Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

(8)

Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

(9)

No Joint Venture. Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party will have the power to control the activities and operations of any other and their status is, and at all times, will continue to be, that of independent contractors with respect to each other. No party will have any power or authority to bind or commit any other. No party will hold itself out as having any authority or relationship in contravention of this Section.

[Remainder of page intentionally left blank]

          IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

ISAL AMLAT Investments (l993) Ltd.

By:
Name:

Title:

TA-TOP Limited Partnership

By:
Name:

Title:

Exhibit 3

AMENDMENT

This Amendment (the “Amendment”) is entered into as of 17/7, 2008, by and between TA-TOP Limited Partnership (the “Partnership”) and ISAL AMLAT Investments (1993) Ltd. in its behalf and on behalf of entities controlled by it (the “Purchaser”).

          WHEREAS, the Partnership and the Purchaser are parties to a valid agreement dated as of November 14, 2007 (the “Original Agreement”), with respect to which both parties have heretofore been fully compliant; and

          WHEREAS, the Purchaser has requested to amend the terms of the Put Option;

          WHEREAS, the Partnership agrees, ex-gracia, to amend the terms of the Put Option, as further set forth herein; and

          WHEREAS, accordingly, the Purchaser and the Partnership wish to amend the Original Agreement as expressly set forth herein.

          NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Original Agreement.

2. Section 5 of the Original Agreement shall be deleted in its entirety and replaced with the following section:

“5. Put Option.

5.1       The Purchaser hereby grants the Partnership the right (the “Put Option”), effective as of the Closing and exercisable at any time during the Exercise Period (as defined below), to cause the Purchaser to purchase all or any part of the Ordinary Shares of the Company held by the Partnership (provided however that the Partnership will not purchase additional Ordinary Shares until the termination of the Exercise Period), on the date the option is exercised in accordance with this Agreement but in no event more than an aggregate of 241,443 Ordinary Shares of the Company (the “Option Shares”) as the Partnership may specify, in its sole discretion, in the Put Option Notices of Exercise (as defined below), at the Put Option Closings (as defined below), at a price per share (the “Put PPS Consideration”) that equals (i) with respect to the Initial Option Shares (as defined below), $19.343 (i.e., $21.00 discounted by a per share amount of US$1.6567), which represents an aggregate discount of US$ 400,000 in the event all 241,443 Ordinary Shares were to be sold pursuant to the Put Option, and (ii) with respect to the Additional Option Shares (as defined below), $19.343 supplemented by interest calculated at an annual rate equal to LIBOR plus two percent (2%) from the date of the Put Closing (as defined below) with respect to the Initial Option Shares and until the date on which the Put Option with respect to such Additional Option Shares is exercised (if at all). Such Put Option may be exercisable by the Partnership at any time during the applicable Exercise Period; provided, however, that the delivery of this Amendment shall constitute a Put Option Notice of Exercise (as defined below) with respect to the Initial Option Shares.

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5.2       Exercise Period. The Exercise Period, in which the Put Option may be exercised by the Partnership, shall commence (i) with respect to 141,443 Ordinary Shares of the Company (the “Initial Option Shares”), on December 20, 2008, and (ii) (i) with respect to the remaining 100,000 Ordinary Shares of the Company (the “Additional Option Shares”), on December 20, 2009 and in each case shall continue for a period of 30 days thereafter (in each case, the “Exercise Period”).

5.3       Exercise of the Put Option. The Put Option is exercisable by delivery of a written notice of exercise to the Purchaser (each, the “Put Option Notice of Exercise”), such Put Option Notice of Exercise to be delivered to the Purchaser by no later than 8:00 p.m. (Israel time) on the last day of the applicable Exercise Period; provided, however, that as aforesaid, the delivery of this Amendment shall constitute a Put Option Notice of Exercise with respect to the Initial Option Shares.

5.4       Put Option Closing. The purchase and sale of the Initial Option Shares and Additional Option Shares, as applicable, following the exercise of the Put Option with respect thereto, if exercised, shall take place at a closing (the “Put Closing”) to be held at the offices of Naschitz, Brandes & Co., 5 Tuval Street, Tel Aviv, Israel at 10:00 a.m. local time at 5 Tuval Street, Tel-Aviv, on a date which is three (3) business days following the fulfillment of the conditions set forth in Section 5.5 below, or such other date, time and place as the parties may mutually agree, but in any case, not later than the later of (i) fourteen (14) days following the issuance of the applicable Put Option Notice of Exercise, and (ii) the first day of the applicable Exercise Period.

5.5      Transactions at Put Closing. At the Put Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

(1) The Partnership shall transfer to the Purchaser the Option Shares being purchased free and clear of any and all Encumbrances.

(2)       The Purchaser shall transfer to the Partnership an amount equal to the Put PPS Consideration multiplied by the number of Option Shares being purchased from the Partnership. Such amount shall be transferred by wire transfer of immediately available funds in United States Dollars.

(3)       The delivery of the Option Shares to the Purchaser at the applicable Put Closing shall constitute a representation and warranty by the Partnership that as of such Put Closing it is the record and beneficial owner and holder of, and has good and valid title to, the Option Shares being delivered, free and clear of any and all Encumbrances.

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5.6      No Restrictions. For the avoidance of doubt, during the Exercise Period, the Partnership shall be entitled to sell or otherwise dispose of any Ordinary Shares of the Company held by it (including, for the avoidance of doubt, the Option Shares) without any restrictions.”

3. Section 6 of the Original Agreement shall be deleted in its entirety and replaced with the following section:

“6.	Call Option.

6.1

The Partnership hereby grants the Purchaser the right (the “Call Option”), effective as of the Closing and exercisable at any time during one month following the termination of the applicable Exercise Period, (the “Call Exercise Period”) to purchase all or part of the Initial Option Shares or Additional Option Shares, as applicable, as the Purchaser may specify, in its sole discretion, in the Call Option Notice of Exercise (as defined below), at the Call Option Closing (as defined below), at a price per share that equals the Put PPS Consideration (the “Call PPS Consideration”). Such Call Option may be exercisable by the Purchaser at any time during the applicable Call Exercise Period.

6.2

Exercise of the Call Option. The Call Option is exercisable by delivery of a written notice of exercise to the Partnership (each, the “Call Option Notice of Exercise”), such Call Option Notice of Exercise to be delivered to the Partnership by no later than 8:00 p.m. (Israel time) on the last day of the applicable Call Exercise Period.

6.3

Call Option Closing. The purchase and sale of the Initial Option Shares and Additional Option Shares, as applicable, following the exercise of the Call Option with respect thereto, if exercised, shall take place at a closing (the “Call Closing”) to be held at the offices of Naschitz, Brandes & Co., 5 Tuval Street, Tel Aviv, Israel at 10:00 a.m. local time at 5 Tuval Street, Tel-Aviv, on a date which is three (3) business days following the fulfillment of the conditions set forth in Section 6.4 below, or such other date, time and place as the parties may mutually agree, but in any case, not later than fourteen (14) days following the issuance of the applicable Call Option Notice of Exercise.

6.4

Transactions at Call Closing. At the Call Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

(1)	The Partnership shall transfer to the Purchaser the Option Shares being purchased free and clear of any and all Encumbrances.

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(2)       The Purchaser shall transfer to the Partnership an amount equal to the Call PPS Consideration multiplied by the number of Option Shares being purchased from the Partnership. Such amount shall be transferred by wire transfer of immediately available funds in United States Dollars.

(3)       The delivery of the Option Shares to the Purchaser at the applicable Call Closing shall constitute a representation and warranty by the Partnership that as of such Call Closing it is the record and beneficial owner and holder of, and has good and valid title to, the Option Shares so being delivered, free and clear of any and all Encumbrances.”

           4.         Except for the changes in the Original Agreement set forth in Sections 2 and 3 above, the provisions of the Original Agreement remain in full force and effect.

           IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers, hereunto duly authorized, as of the day and year first above written.

ISAL AMLAT Investments (l993) Ltd.

By:
Name:

Title:

TA-TOP Limited Partnership

By:
Name:

Title:

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